UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-107468-05
(Commission File Number)
Access Financial Solutions, Inc.
Fulton International, Inc.
JLG Equipment Services, Inc.
JLG Manufacturing, LLC
GI Industries, Inc. f/k/a Gradall Industries, Inc.
TGC Industries, Inc. f/k/a The Gradall Company
JLG Omniquip, Inc.
(Exact name of registrant as specified in its charter)
1 JLG Drive
McConnellsburg, Pennsylvania 17233
(717) 485-5161
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Capital Stock, $.20 Par Value
Common Stock Purchase Rights
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, the above registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Access Financial Solutions, Inc. Fulton International, Inc. JLG Equipment Services, Inc. JLG Manufacturing, LLC GI Industries, Inc. TGC Industries JLG Omniquip, Inc.

Date: December 8, 2006	By:	/s/ Bryan J. Blankfield

Name: Bryan J. Blankfield
Title: Executive Vice President and Secretary